QuickLinks -- Click here to rapidly navigate through this document

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from                    to

Commission File Number: 001-12822

  A.
  Full title of plan and the address of the plan, if different from that of the issuer named below:

  CROSSMANN COMMUNITIES, INC.
  401(K) PROFIT SHARING PLAN

  B.
  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

  Beazer Homes USA, Inc.
  5775 Peachtree Dunwoody Rd., Suite B-200
  Atlanta, Georgia 30342

REQUIRED INFORMATION

        The Crossmann Communities, Inc. 401(k) Profit Sharing Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan as of and for the years ended December 31, 2001 and 2000, and Supplemental Schedules as of and for the year ended December 31, 2001, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference. Written consent to the incorporation of the Plan's financial statements in a registration statement on Form S-8 under the Securities Act of 1933 is attached hereto as Appendix 2.

SIGNATURES

        Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Crossmann Communities, Inc. 401(k) Profit Sharing Plan
By Members of the Plan Administrative Committee:
/s/ IAN J. MCCARTHY
Ian J. McCarthy President & Chief Executive Officer Beazer Homes USA, Inc.
/s/ DAVID S. WEISS
David S. Weiss Executive Vice President & Chief Financial Officer Beazer Homes USA, Inc.
/s/ CORY J. BOYDSTON
Cory J. Boydston Vice President, Financial Services & Treasurer Beazer Homes USA, Inc.

Appendix 1

Crossmann Communities, Inc.
401(k) Profit Sharing Plan

Financial Statements as of December 31, 2001 and
2000 and for the Year Ended December 31, 2001,
Supplemental Schedules as of and for the Year
Ended December 31, 2001 and Independent
Auditors' Report

Crossmann Communities, Inc. 401(k) Profit Sharing Plan

TABLE OF CONTENTS

Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS:
Statements of assets available for benefits as of December 31, 2001 and 2000	2
Statement of changes in assets available for benefits for the year ended December 31, 2001	3
Notes to financial statements	4
SUPPLEMENTAL SCHEDULES*:
Form 5500—Schedule H, Line 4i—Schedule of assets held as of December 31, 2001	7
Form 5500—Schedule H, Line 4j—Schedule of reportable transactions for the year ended December 31, 2001	8

*
Schedules not filed herewith are omitted because of the absence of the conditions under which they are required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

INDEPENDENT AUDITORS' REPORT

To the Plan Administrator and Participants of
Crossmann Communities, Inc. 401(k) Profit Sharing Plan:

        We have audited the accompanying statements of assets available for benefits of the Crossmann Communities, Inc. 401(k) Profit Sharing Plan (the "Plan") as of December 31, 2001 and 2000, and the related statement of changes in assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

        Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Indianapolis, Indiana
May 31, 2002

CROSSMANN COMMUNITIES, INC. 401(k) PROFIT SHARING PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2001 AND 2000

ASSETS	2001	2000
INVESTMENTS, at fair value:
Short term investment funds	$427,885	$259,138
Mutual funds	5,646,091	3,913,890
Equities	4,886,593	2,721,012
Participant loans	156,289	116,102

Total investments	11,116,858	7,010,142

RECEIVABLES:
Participant contributions	176,792	147,876
Employer profit sharing contribution	800,000	771,349
Employer matching contributions	160,344	128,678

Total receivables	1,137,136	1,047,903

TOTAL ASSETS AVAILABLE FOR BENEFITS	$12,253,994	$8,058,045

See notes to financial statements.

CROSSMANN COMMUNITIES, INC. 401(k) PROFIT SHARING PLAN

STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2001

ADDITIONS:
Participant contributions	$1,062,455
Employer matching contributions	475,535
Employer profit sharing contribution	805,921
Rollovers	1,339,363
Investment income	114,536
Net appreciation in fair value of investments	1,293,971

Total additions	5,091,781

DEDUCTIONS:
Distributions and withdrawals	888,070
Administrative expenses	7,762

Total deductions	895,832

NET INCREASE IN ASSETS AVAILABLE FOR BENEFITS	4,195,949
ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	8,058,045

End of year	$12,253,994

See notes to financial statements.

Crossmann Communities, Inc. 401(k) Profit Sharing Plan

NOTES TO FINANCIAL STATEMENTS

1.    DESCRIPTION OF THE PLAN

        The following description of the Crossmann Communities, Inc. 401(k) Profit Sharing Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

        General—The Plan is a defined contribution plan covering all employees of Crossmann Communities, Inc. and subsidiaries (the "Company") who meet the eligibility requirements (one year of service and age 21 or older) as defined by the Plan Agreement. The Company and the Plan Administrator control and manage the operation and administration of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

        On April 1, 2001, the Trinity Homes, LLC 401(k) Plan was merged into the Plan increasing assets available for benefits by $1,308,640. Pursuant to the terms and conditions of the Plan merger, the Plan recognized prior service with Trinity Homes, LLC ("Trinity") for eligibility and vesting purposes. Trinity is a wholly-owned subsidiary of the Company.

        On April 17, 2002, the Plan sponsor, Crossmann Communities, Inc., was acquired by Beazer Homes USA, Inc. ("Beazer"). In connection with the acquisition, the trustees of the Plan resigned and were replaced with Beazer representatives.

        Contributions—Eligible employees ("participants") may make voluntary contributions to their individual accounts between 1% and 10% of their compensation on a pretax basis but not in excess of statutory limitations allowed under the Internal Revenue Code of 1986 (the "Code"), as amended. The Company contributes to the Plan by matching fifty cents for every one dollar contributed by participants up to a maximum of 6% of the participant's eligible compensation. Additional Company contributions are made at the discretion of the Board of Directors. In 2001, the Company's additional discretionary contribution was $805,921 and was contributed in the form of Company common stock.

        Participant Accounts—Each participant's account is credited with his or her contributions and the Company's matching contributions. Investment earnings are allocated based on participants' account balances.

        Vesting—Participants are fully vested in all employee contributions and earnings thereon. Employer contributions become fully vested at (a) a participant's attainment of age 65, (b) retirement age, as defined by the Plan, (c) his or her death while an employee or (d) attainment of disability retirement age, as defined by the Plan. If these requirements are not met, the employer contributions are vested according to the following schedule:

Number of Years of Continuous Service	Vested Percentage
1	0%
2	20%
3	40%
4	60%
5	80%
6	100%

        Forfeitures—Forfeitures of a participant's nonvested account occur upon termination. Forfeited amounts are held in a separate account (McDonald Investments) and reallocated to each participant who is employed on the last day of the Plan year in proportion to his or her compensation for the Plan year.

        Participant Loans—Participants are allowed to obtain loans from their respective accounts. Participant loans are limited to 50% of the participant's account balance, bear interest at rates ranging from 7.0% to 11.5%, and mature over the next five years.

        Plan Termination—Although the Company has no intention to do so, the Company reserves the right to terminate the Plan at any time upon giving written notice to all parties concerned, subject to the provisions of ERISA. When the Plan is terminated, participants will become 100% vested in their accounts.

        Administrative Expenses—For the 2001 plan year, administrative expenses were primarily paid by the Company.

        Benefit Payments—Upon retirement, a participant has an option to receive his or her account balance as a lump sum payment or as a direct rollover, as described in the Plan agreement. A participant may withdraw his or her vested contributions in the event of hardship, as defined in the Plan agreement. Benefit payments are recorded when paid.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Basis of Accounting—The financial statements of the Plan have been prepared on the accrual basis of accounting.

        Investments—Investments are carried at fair value as reported on the last business day of the year as determined using quoted market prices.

        Accounting Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

        Risk of Investments—The Plan invests in various securities including U.S. Government securities, corporate debt instruments, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of assets available for plan benefits.

3.    INVESTMENTS

        The following investments represent five percent or more of Plan assets available for benefits as of December 31:

	2001	2000
AIM Balanced Fund A	$645,919	$615,340
Franklin Small-Mid Cap Growth Fund A	931,994
American EuroPacific Growth Fund A	680,828
Davis New York Venture Fund A	1,557,701
Munder Index 500 Fund A	614,141
Crossmann Communities, Inc. stock	4,886,593	2,721,012
Seligman Frontier Fund A		552,647
IVY International Fund A		638,572
Oppenheimer Quest Opportunity Value Fund		1,396,458

        During the year ended December 31, 2001, Plan investments (including gains and losses on investments purchased and sold, as well as investments held during the year) appreciated (depreciated) in value as follows:

Mutual Funds	$(634,373)
Crossman Communities, Inc. stock	1,928,344

$1,293,971

4.    NONPARTICIPANT-DIRECTED INVESTMENTS

        Information about the assets available for benefits and significant components of the changes in assets available for benefits relating to the nonparticipant-directed investments is as follows:

	December 31,
	2001	2000
Net assets:
Crossmann Communities, Inc. stock	$4,886,593	$2,721,012

Changes in net assets:
Contributions	$959,210
Net appreciation	1,928,344
Benefits paid to participants	(721,973)

	$2,165,581

5.    TAX STATUS

        The Company received a favorable determination letter dated November 4, 1996 from the Internal Revenue Service stating that the Plan is designed in accordance with the applicable sections of the Code. The Plan administrator believes that the Plan is designed and, as of the date of the financial statements, was being operated in compliance with the applicable requirements of the Code and as a result, no provision for income taxes has been recorded in the Plan's financial statements.

* * * * * *

Form 5500—Schedule H, Line 4i Schedule of Assets Held EIN: 35-1880120 PN: 001

CROSSMANN COMMUNITIES, INC. 401(k) PROFIT SHARING PLAN

SUPPLEMENTAL SCHEDULE OF ASSETS HELD
AS OF DECEMBER 31, 2001

	Cost	Fair Value
PARTICIPANT-DIRECTED FUNDS
AFD Exchange Reserves		$275,968
AIM Money Market Fund		151,209
McDonald Investments Money Market Fund		708

Short-term investment funds		$427,885

PIMCO Total Return Fund A		$554,733
AIM Balanced Fund A		645,919
Alliance Premier Growth Fund A		436,349
Davis New York Venture Fund A		1,557,701
Flag Communications Fund A		75,451
Franklin Small - Mid Cap Growth Fund A		931,994
American EuroPacific Growth Fund A		680,828
Munder Index 500 Fund A		614,141
Alliance Technology Fund A		148,975

Mutual funds		$5,646,091

NONPARTICIPANT-DIRECTED FUNDS
Crossmann Communities, Inc. stock	$2,903,093	$4,886,593

Participant loans (with interest rates ranging from 7.0% to 11.5% and maturing over the next five years)		$156,289

Form 5500—Schedule H, Line 4j Schedule of Reportable Transactions EIN: 35-1880120 PN: 001

CROSSMANN COMMUNITIES, INC. 401(k) PROFIT SHARING PLAN

SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

	Purchase	Cost
Single transaction representing 5% or more of assets available for benefits at the beginning of the year:
Purchase:
Crossmann Communities, Inc. stock	$771,349	$771,349

Appendix 2

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 33-91904, No. 333-86558, No. 333-24765, and No. 333-69398 of Beazer Homes, USA, Inc. on Form S-8 of our report dated May 31, 2002, appearing in this Annual Report on Form 11-K of Crossmann Communities, Inc. 401(k) Profit Sharing Plan filed by Beazer Homes, USA, Inc. for the year ended December 31, 2001.

/s/  DELOITTE & TOUCHE LLP
Indianapolis, Indiana
July 1, 2002

QuickLinks

REQUIRED INFORMATION
SIGNATURES
TABLE OF CONTENTS
INDEPENDENT AUDITORS' REPORT
CROSSMANN COMMUNITIES, INC. 401(k) PROFIT SHARING PLAN STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2001 AND 2000
CROSSMANN COMMUNITIES, INC. 401(k) PROFIT SHARING PLAN STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED DECEMBER 31, 2001
Crossmann Communities, Inc. 401(k) Profit Sharing Plan NOTES TO FINANCIAL STATEMENTS
CROSSMANN COMMUNITIES, INC. 401(k) PROFIT SHARING PLAN SUPPLEMENTAL SCHEDULE OF ASSETS HELD AS OF DECEMBER 31, 2001